Exhibit 99.1

Lucas GC Limited Announces Effective Date of Share Consolidation and Dual-Class Share Structure

New York, October 9, 2025 /Globenewswire/ — Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (the “AI”) technology-driven Platform-as-a-Service (the “PaaS”) company whose technologies have been applied to the human resources and insurance industry verticals, today announced that it will effect a forty (40)-for-one (1) share consolidation of its issued and unissued ordinary shares, par value US$0.000005 per share and an adoption of dual-class share structure on October 13, 2025.

On May 5, 2025, the Company’s shareholders voted and approved at the extraordinary general meeting to implement (i) a forty (40)-for-one (1) share consolidation of the Company’s issued and unissued shares, whereby every 40 authorized issued and unissued shares, par value US$0.000005 per share, in the authorized share capital of the Company be consolidated into one share, par value US$0.0002 per share (the “Consolidated Shares”), such that the authorized share capital of the Company shall be US$50,000 divided into 250,000,000 shares, par value US$0.0002 per share (“Share Consolidation”); (ii) subject to the Share Consolidation, an adoption of dual-class share structure (the “Dual-Class Share Structure”), upon which the authorized share capital of the Company will be changed from US$50,000 divided into 250,000,000 Consolidated Shares of a par value of US$0.0002 each, to US$50,000 divided into 235,000,000 Class A ordinary shares of a par value of US$0.0002 each (the “Class A Ordinary Shares”) and 15,000,000 Class B ordinary shares of a par value of US$0.0002 each (the “Class B Ordinary Shares”); and (iii) subject to the Share Consolidation and the adoption of the Dual-Class Share Structure, an amendment and restatement of the existing Amended and Restated Memorandum and Articles of Association of the Company by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association of the Company (the “Amended and Restated M&AA”) which incorporate amendments including but not limited to the Share Consolidation and the adoption of the Dual-Class Share Structure and set out the rights and privileges of the Class A Ordinary Shares and Class B Ordinary Shares.

In connection with the Share Consolidation and Dula-Class Share Structure, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares, the number of Class A Ordinary Shares and Class B Ordinary Shares and the par value.

The Company anticipates that beginning with the opening of trading on October 13, 2025, the Company’s Class A Ordinary Shares will trade on the Nasdaq Capital Market on a consolidation-adjusted basis with adoption of dual-class share structure. A new CUSIP number, G57037114, has been assigned to the Company’s Class A Ordinary Shares as a result of the Share Consolidation and Dual-Class Share Structure.

The Share Consolidation and adoption of Dual-Class Share Structure affects all issued and outstanding ordinary shares of the Company. The Company’s transfer agent, Vstock Transfer, LLC, is acting as the exchange agent for the Share Consolidation. Shareholders who hold their shares in book-entry form or in “street name” (i.e., through a broker, bank or other holder of record) are not required to take any action. The Share Consolidation will affect all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity. No fractional shares will be issued; instead, shareholders who would otherwise be entitled to a fractional share will have their entitlement rounded up to the nearest whole share.

The Company anticipates that the Share Consolidation will increase the market price per share of the Company’s Class A Ordinary Shares.

Registered shareholders holding pre-consolidated shares of the Company are not required to take any action to receive post-consolidated shares. Shareholders owning shares via a broker, bank, trust or other nominee will have their positions automatically adjusted to reflect the share consolidation, and will not be required to take any action in connection with the share consolidation.

About Lucas GC Limited

With 19 granted U.S. and Chinese patents and over 75 registered software copyrights in the AI, data analytics and blockchain technologies, Lucas GC Limited is an AI technology-driven PaaS company with over 780,320 agents working on its platform. Lucas’ technologies have been applied to the human resources and insurance industry verticals. For more information, please visit: www.lucasgc.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions. Any forward-looking statements contained in this press release speak only as of the date hereof, and Lucas GC Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For Investor Inquiries and Media Contact:

ir@lucasgc.com

T: 818-741-0923